Exhibit 99.1

Correvio to Report Second Quarter 2019 Financial Results

NASDAQ: CORV  TSX: CORV

Conference Call Scheduled for Wednesday,
August 14, 2019 at 8:30 a.m. Eastern (5:30 a.m. Pacific)

VANCOUVER, Aug. 8, 2019 /CNW/ - Correvio Pharma Corp. (NASDAQ: CORV / TSX: CORV), a specialty pharmaceutical company focused on commercializing hospital drugs, today announced that it will report financial results for the second quarter ended June 30, 2019 on Wednesday, August 14, 2019. Correvio will hold a conference call and webcast at 8:30 a.m. Eastern (5:30 a.m. Pacific) on that day to discuss the results.

To access the conference call, please dial (416) 764-8688 or (888) 390-0546 and use conference ID 16136170. The webcast can be accessed through the following link:

https://event.on24.com/wcc/r/2065041/13F074EBA4F3409ADD4B14B5E7967036

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through August 28, 2019. Please dial (416) 764-8677 or (888) 390-0541 and enter code 136170 # to access the replay.

About Correvio Pharma Corp.

Correvio Pharma Corp. is a specialty pharmaceutical company focused on providing innovative, high quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Correvio develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess®™ (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; and Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome. Correvio's pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver treprostinil, the world's leading treatment for pulmonary arterial hypertension.

Correvio is traded on the Nasdaq Capital Market (CORV) and the Toronto Stock Exchange (CORV).

Correvio® and the Correvio Logo are the proprietary trademarks of Correvio Pharma Corp.
Aggrastat® and Brinavess®™ are trademarks owned by Correvio and its affiliates worldwide.
Xydalba™ is a trademark of Allergan Pharmaceuticals International Limited, and used under license.
Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.
Trevyent® is a trademark of SteadyMed Ltd. and used under license.
All other trademarks are the property of their respective owners.

SOURCE Correvio Pharma Corp

View original content: http://www.newswire.ca/en/releases/archive/August2019/08/c1455.html

%CIK: 0001036141

For further information: Justin Renz, President & Chief Financial Officer, Correvio Pharma Corp., 604.677.6905 ext. 128, 800.330.9928, jrenz@correvio.com; Argot Partners, Michelle Carroll/Claudia Styslinger, 212.600.1902, correvio@argotpartners.com

CO: Correvio Pharma Corp

CNW 08:00e 08-AUG-19